# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: BIOVIE INC., CIK 0001580149
CUSIP: 09074F504
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 680 W Nye Lane, Suite 201, Carson City, Nevada (NV), 89703
Date of event which requires filing of this statement: 01/05/2026
Filed by CIK 0001477037
Persons authorized to receive notices and communications: Cuong Do, 680 W Nye Lane, Suite 201, Carson City, Nevada (NV), 89703, (775) 888-3162

## Reporting persons
- DO CUONG V (CIK 0001477037): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 399,018; shared voting power 0; sole dispositive power 399,018; shared dispositive power 0; aggregate amount beneficially owned 399,018 (5.03% of the class)
- Do & Rickles Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 398,111; shared voting power 0; sole dispositive power 398,111; shared dispositive power 0; aggregate amount beneficially owned 398,111 (5.02% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: BIOVIE INC.
Address of issuer's principal executive offices: 680 W Nye Lane, Suite 201, Carson City, Nevada (NV), 89703

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed by the following persons (collectively, the "Reporting Persons"), pursuant to their agreement to the joint filing of this Schedule 13D attached hereto as Exhibit 99.2:

(i) Cuong Do; and
(ii) Do & Rickles Investments, LLC.
Residence or business address: The address for each of the Reporting Persons is c/o BioVie Inc., 680 W Nye Lane Suite 201, Carson City, NV 89703.
Present principal occupation or employment: Mr. Do's principal occupation is President and Chief Executive Officer of the Issuer. Do & Rickles Investments, LLC is a limited liability company incorporated in Delaware, which is 100% owned by Mr. Do, and his wife. The principal business of Do & Rickles Investments, LLC is holding the investments of Mr. Do and his wife.
Criminal convictions in the last five years: During the last five years, neither Reporting Person has been convicted in a criminal proceeding.
Civil proceedings (securities laws) in the last five years: During the last five years, neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Do is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons acquired the Class A Common Stock beneficially owned by Mr. Do for cash using personal funds or as compensation for serving as the President and Chief Executive Officer of the Issuer.

On March 4, 2024, Do & Rickles Investments, LLC purchased 50 warrants at a combined purchase price of $150.00 for each share of Class A Common Stock and accompanying warrant, after giving effect to the Reverse Stock Splits that the Issuer effected on August 6, 2024 and July 7, 2025, in connection with the Issuer's public offering that closed on March 6, 2024.

On August 7, 2025, Do & Rickles Investments, LLC purchased 5,000 warrants at a combined purchase price of $2.00 for each share of Class A Common Stock and accompanying warrant in connection with the Issuer's public offering that closed on August 11, 2025.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired all their securities for investment purposes only and the securities are being held as a long-term investment. The Reporting Persons intend to continuously review their investment in the Issuer and may in the future determine to acquire additional securities of the Issuer or dispose of the securities of the Issuer owned by them or take any other available course of action, including surrendering or selling shares back to the Issuer for tax withholding obligations. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters.

Mr. Do is the President and Chief Executive Officer of the Issuer and acquired his securities in that capacity. As a result, Mr. Do may have influence over the corporate activities of the Issuer, including activities that may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Other than as described above, the Reporting Persons do not have any present plans or proposals as of the date hereof that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, as part of ongoing evaluation of their investment and investment alternatives, each Reporting Person may consider such matters and, subject to applicable law, may formulate a plan or proposal with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Persons beneficially own an aggregate of 399,018 shares of Class A Common Stock as follows: (i) 907 shares of Class A Common Stock held directly by Cuong Do, (ii) 9,992 shares of Class A Common Stock held directly by Do & Rickles Investments, LLC, (iii) warrants held directly by Do & Rickles Investments, LLC to purchase 5,050 shares of Class A Common Stock, and (iv stock options held directly by Cuong Do to purchase 383,069 shares of Class A Common Stock. Mr. Do maintains beneficial ownership, including dispositive and voting control, over Do & Rickles Investments, LLC, as its sole member.

The percentage ownership is calculated based upon 7,541,539 shares of Class A Common Stock outstanding as of March 23, 2026, as provided by the Issuer, plus an additional 388,119 shares of Class A Common Stock issuable upon the exercise of warrants and stock options that are exercisable within 60 days of the date hereof.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Do has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of all shares beneficially owned by him and Do & Rickles Investments, LLC, of which Mr. Do is the sole member.
Transactions in the class effected during the past sixty days: The Reporting Persons did not engage in any transactions in shares of the Issuer's Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
With Mr. Do serving as the President and Chief Executive Officer of the Issuer, from time to time, the Reporting Persons have received, and may in the future receive, restricted stock units, option grants or other awards of equity-based compensation pursuant to the Issuer's compensation arrangements.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement attached hereto as Exhibit 99.2, with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exh 99.1 BioVie Inc. 2019 Omnibus Equity Incentive Plan (Amended and Restated through November 10, 2025)

Exh 99.2 Joint Filing Agreement

## Signatures
- DO CUONG V: /s/ Cuong Do, Cuong Do, Individually (03/25/2026)
- Do & Rickles Investments, LLC: /s/ Cuong, Cuong Do, Member (03/25/2026)